UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT of 1934
(AMENDMENT NO. 17)*

Advent Software, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

007974108
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Crowell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007974108	PAGE 2 OF 17 PAGES

1	NAME OF REPORTING PERSON: SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,422,800(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 14,422,800(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,422,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.5%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 3 OF 17 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,422,800(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 14,422,800(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,422,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.5%
14	TYPE OF REPORTING PERSON: PN

(1)	Soley in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 4 OF 17 PAGES

1	NAME OF REPORTING PERSON: San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,289,400(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,289,400(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,289,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 5 OF 17 PAGES

1	NAME OF REPORTING PERSON: SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,289,400(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,289,400(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,289,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 6 OF 17 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,712,200(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 15,712,200(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,712,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.0%
14	TYPE OF REPORTING PERSON: CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 14,422,800 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,289,400 of such shares.

(2)	Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 7 OF 17 PAGES

1	NAME OF REPORTING PERSON: John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 181,200(1)
	8	SHARED VOTING POWER: 15,712,200(2)
	9	SOLE DISPOSITIVE POWER: 181,200(1)
	10	SHARED DISPOSITIVE POWER: 15,712,200(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,893,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.4%
14	TYPE OF REPORTING PERSON: IN

(1)
Of these shares, 400 shares are held in the John H. Scully individual retirement accounts, which are self-directed, 120,000 shares underlie stock options granted to Mr. Scully as a member of the Board of Directors of the Issuer and 60,800 shares may be deemed to be beneficially owned by Mr.  Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 8 OF 17 PAGES

1	NAME OF REPORTING PERSON: Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 15,712,200(1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 15,712,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,712,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.0%
14	TYPE OF REPORTING PERSON: IN

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 9 OF 17 PAGES

1	NAME OF REPORTING PERSON: Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 60,800(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 60,800(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 60,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 10 OF 17 PAGES

1	NAME OF REPORTING PERSON: Eli J. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 340
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 340
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON IN

**	Denotes less than.

PAGE 11 OF 17 PAGES

This Amendment No. 17 amends the Schedule 13D (the “Original 13D”) filed with the Securities Exchange Commission (“SEC”) on July 25, 2002, as amended on August 6, 2002, September 9, 2002, September 19, 2002, September 26, 2002, October 15, 2002, March 13, 2003, March 17, 2003, March 25, 2003, May 12, 2003, November 5, 2003, December 4, 2003, August 14, 2007, August 23, 2007, August 28, 2007, September 10, 2007 and August 12, 2008. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), and Eli J. Weinberg (“EJW”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EHM, PS Foundation and EJW are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D listed William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and The Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”) as Reporting Persons.  As of March 31, 2012, WEO was no longer a controlling person of SPO Advisory Corp.  As a result, WEO is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D.  WJP passed away on September 24, 2010.  As a result, WJP and Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

All references to WEO, WJP and Patterson Foundation in Item 2(b)-(c) are hereby deleted in their entirety.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of two controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

PAGE 12 OF 17 PAGES

JHS

JHS’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of two controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by deleting all references therein to WEO, WJP and Patterson Foundation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 50,619,324 total outstanding Shares as reported on the Issuer’s proxy statement filed with the Securities and Exchange Commission on March 28, 2013.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,422,800 Shares, which constitutes approximately 28.5% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,422,800 Shares, which constitutes approximately 28.5% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,289,400 Shares, which constitutes approximately 2.5% of the outstanding Shares.

PAGE 13 OF 17 PAGES

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,289,400 Shares, which constitutes approximately 2.5% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,712,200 Shares in the aggregate, which constitutes approximately 31.0% of the outstanding Shares.

JHS

Individually, and becasue of his positions as a control person of SPO Advisory Corp. and control person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,893,400 Shares, which constitutes approximately 31.4% of the outstanding Shares.

EHM

Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,712,200 Shares, which constitutes approximately 31.0% of the outstanding Shares.

PS FOUNDATION

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 60,800 Shares, which constitutes approximately 0.1% of the outstanding Shares.

EJW

The aggregate number of Shares that EJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 340 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)

SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,422,800 Shares.

PAGE 14 OF 17 PAGES
SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,422,800 Shares held by SPO.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,289,400 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,289,400 Shares held by SFP.

SPO Advisory Corp.

Acting through its controlling partners and in its capacities as the sole general partner of each SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,712,200 Shares held by SPO and SFP in the aggregate.

JHS

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM to vote or to direct the vote and to dispose or to direct the disposition of 15,712,200 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 Shares held in the John H. Scully individual retirement accounts, which are self-directed individual retirement accounts, 120,000 Shares underlying stock options and 60,800 Shares held by PS Foundation, for which JHS is the controlling person, sole director and executive officer.

EHM

As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS to vote or to direct the vote and to dispose or to direct the disposition of 15,712,200 Shares held by SPO and SFP in the aggregate.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,800 Shares.

PAGE 15 OF 17 PAGES

EJW

EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 340 Shares.

(c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in the response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to insert the following paragraphs above the last paragraph:

On April 10, 2013, SPO, SFP, PS Foundation and TPG VI April Holdings, LP (“TPG”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which SPO, SFP and PS Foundation agreed to sell 7,542,279 Shares to TPG for $190,442,544.75, subject to adjustment such that the amount of Shares sold does not exceed 14.9% of the total outstanding Shares as of the closing of the transactions contemplated by the Stock Purchase Agreement. The closing of the sale is subject to customary conditions, including governmental approvals.

                The description of the Stock Purchase Agreement above is not intended to be complete and is qualified in its entirety by the terms of the Stock Purchase Agreement filed as an Exhibit to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A – Agreement pursuant to Rule 13d-1(k)

Exhibit B – Stock Purchase Agreement, dated as of April 10, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 11, 2013

By:	/s/ Kim M. Silva

Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P.(1)
SPO ADVISORY PARTNERS, L.P.(1)
SAN FRANCISCO PARTNERS, L.P.(1)
SF ADVISORY PARTNERS, L.P.(1)
SPO ADVISORY CORP.(1)
JOHN H. SCULLY(1)
EDWARD H. McDERMOTT (1)
PHOEBE SNOW FOUNDATION, INC.(1)
ELI J. WEINBERG(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement pursuant to Rule 13d-1(k)
B	Stock Purchase Agreement, dated as of April 10, 2013